UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Eagle Rock Energy Partners, L.P.
(Name of Issuer)

Common Units, representing limited partner interests, no par value
(Title of Class of Securities)

26985R 10 4
(CUSIP Number)

Charles C. Boettcher
Eagle Rock Energy Partners, L.P.
16701 Greenspoint Park Drive
Suite 200
Houston, Texas 77060
(281) 408-1200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 17, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: EAGLE ROCK HOLDINGS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,338,419(1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,338,419(1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,338,419(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.2%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN
(1) See Schedule A attached hereto for additional information.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: EAGLE ROCK GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,338,419(1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,338,419(1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,338,419(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.2%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Liability Company)
(1) See also Schedule A attached hereto for additional information.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: MONTIERRA MINERALS & PRODUCTION, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,868,556
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,868,556
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,868,556
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: MONTIERRA MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,897,047(1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,897,047(1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,897,047(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.2%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Liability Company)
(1) See also Schedule A attached hereto for additional information.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NATURAL GAS PARTNERS VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,701,497
	8	SHARED VOTING POWER: 8,845,343(1)
	9	SOLE DISPOSITIVE POWER: 1,701,497
	10	SHARED DISPOSITIVE POWER: 8,845,343(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,546,840(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.0%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN
(1)  See also Schedule A attached hereto for additional information.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NATURAL GAS PARTNERS VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,763,206
	8	SHARED VOTING POWER: 2,338,419(1)
	9	SOLE DISPOSITIVE POWER: 1,763,206
	10	SHARED DISPOSITIVE POWER: 2,338,419(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,101,625(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.4%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN
(1)  See also Schedule A attached hereto for additional information.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NGP INCOME MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,609,877(1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 3,609,877(1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,609,877(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.5%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Liability Company)
(1)  See also Schedule A attached hereto for additional information.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NGP-VII INCOME CO-INVESTMENT OPPORTUNITIES, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 109,741
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 109,741
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 109,741
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NGP 2004 CO-INVESTMENT INCOME, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,500,136
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 3,500,136
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,500,136
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: KENNETH A. HERSH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☑
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 12,310,046(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 12,310,046(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,310,046(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.3%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN
(1)  See also Schedule A attached hereto for additional information.

Item 1. Security and Issuer.

This Item 1 shall be deemed to amend and restate Item 1 in its entirety:

This statement on Schedule 13D/A (this “Schedule 13D/A”) relates to the common units (the “Common Units”) of Eagle Rock Energy Partners, L.P., a Delaware limited partnership (the “Issuer”).  The principal executive offices of the Issuer are located at 16701 Greenspoint Park Drive, Suite 200, Houston, Texas 77060.  The total number of Common Units reported as beneficially owned in this Schedule 13D/A is 12,310,046, which constitutes approximately 22.3% of the total number of Common Units outstanding.  The beneficial ownership of the Reporting Persons reported in this Schedule 13D/A are calculated based on the outstanding number of Common Units on August 3, 2009, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed with the Securities and Exchange Commission on August 10, 2009.  In addition, certain of the Reporting Persons beneficially own subordinated units (the “Subordinated Units”), which are convertible on a one-to-one basis into Common Units as described in Item 6.  The Common Units and Subordinated Units each represent limited partner interests in the Issuer.

Item 2. Identity and Background.

This Item 2 shall be deemed to amend and restate Item 2 in its entirety:

(a)
This Schedule 13D/A is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

(i)	Eagle Rock Holdings, L.P., a Texas limited partnership (“Holdings”);

(ii)	Eagle Rock GP, L.L.C., a Texas limited liability company (“GP LLC”), and the general partner of Holdings;

(iii)	Montierra Minerals & Production, LP, a Texas limited partnership (“Montierra”);

(iv)	Montierra Management LLC, a Texas limited liability company, (“Montierra Management”) and the general partner of Montierra;

(v)	Natural Gas Partners VII, L.P., a Delaware limited partnership (“NGP VII”);

(vi)	Natural Gas Partners VIII, L.P., a Delaware limited partnership (“NGP VIII”);

(vii)	NGP-VII Income Co-Investment Opportunities, L.P., a Delaware limited partnership (“NGP-VII Income Co-Investment”);

(viii)	NGP 2004 Co-Investment Income, L.P., a Texas limited partnership (“NGP 2004”);

(ix)	NGP Income Management, L.L.C., a Texas limited liability company (“NGP Income Management”), and the general partner of NGP-VII Income Co-Investment and NGP 2004; and

(x)	Kenneth A. Hersh, a citizen of the United States of America.

The Reporting Persons have entered into a Joint Filing Agreement, dated May 3, 2007, pursuant to which the Reporting Persons have agreed to file this Schedule 13D/A jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.  Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D/A.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Schedule 13D/A shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D/A held by any other person.

Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule B, attached hereto, which is incorporated herein by reference.

(b)	The address of the principal business office of each of the Reporting Persons is as follows:

Holdings	16701 Greenspoint Park Drive Suite 200 Houston, Texas 77060

GP LLC	16701 Greenspoint Park Drive Suite 200 Houston, Texas 77060

Montierra	24 Greenway Plaza Suite 450 Houston, Texas 77046

Montierra Management	24 Greenway Plaza Suite 450 Houston, Texas 77046

NGP VII	125 E. John Carpenter Fwy. Suite 600 Irving, Texas 75062

NGP VIII	125 E. John Carpenter Fwy. Suite 600 Irving, Texas 75062

NGP Income Management	125 E. John Carpenter Fwy. Suite 600 Irving, Texas 75062

NGP-VII Income Co-Investment	125 E. John Carpenter Fwy. Suite 600 Irving, Texas 75062

NGP 2004	125 E. John Carpenter Fwy. Suite 600 Irving, Texas 75062

Kenneth A. Hersh	125 E. John Carpenter Fwy. Suite 600 Irving, Texas 75062

(c) (i)	Holdings is a holding company who does not engage in any business activities and whose primary assets are the Common Units and Subordinated Units reported herein.

(ii)	GP LLC’s sole business activity is serving as the general partner of Holdings.

(iii)	Montierra’s business activities include owning, managing, developing and producing certain oil and gas interests.

(iv)	Montierra Management’s sole business activity is serving as the general partner of Montierra.

(v)
NGP VII, NGP VIII, NGP Income Management, NGP-VII Income Co-Investment and NGP 2004 are all funds or managers of funds managed by NGP Energy Capital Management, whose primary business activity is investing in various companies, such as Holdings and Montierra.

(vi)	Kenneth A. Hersh is the Chief Executive Officer of NGP Energy Capital Management and is a managing partner of the Natural Gas Partners private equity funds.

(d)-(e) None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers or directors listed on Schedule B hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

This Item 4 shall be deemed to amend and restate Item 4 in its entirety:

The Reporting Persons acquired the Common Units reported herein solely for investment purposes.  The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

On September 17, 2009, NGP VII and NGP VIII, together for themselves and on behalf of certain controlled affiliates (collectively, “NGP”), delivered a letter to the Board of Directors of Eagle Rock Energy G&P, LLC, the general partner of the Issuer’s general partner (“G&P LLC”), which proposed a series of transactions between NGP and the Issuer.  A copy of the letter is attached as Exhibit E and is incorporated herein by reference.  The proposal contemplated (a) a rights offering by the Issuer to its existing unit holders; (b) a public equity offering by the Issuer; (c) equity investment commitments by NGP to support a portion of the rights offering and public offering; (d) a commitment by NGP to purchase royalty and mineral assets from the Issuer; (e) an assignment by Holdings to the Issuer of (1) a 49% interest in G&P LLC and (2) 20,691,495 Subordinated Units; (f) an option in favor of the Issuer to acquire (1) all of the Issuer’s outstanding general partner units and incentive distribution rights by acquiring the Issuer’s general partner and (2) the remaining 51% interest in G&P LLC; and (g) the payment by the Issuer to NGP of a cash transaction fee, subject to the Issuer’s right to require NGP to reinvest a portion of such transaction fee in the Issuer.

The proposed transactions would be subject to (1) negotiation, execution and delivery of definitive documentation acceptable to all parties, (2) approval by the conflicts committee of G&P LLC and (3) approval by the disinterested holders of Common Units.  In addition, the proposal contemplates that the definitive documentation would contain additional conditions to closing.

(a)
The information with respect to the possible future conversion of Subordinated Units into Common Units set forth in Item 6 of this Schedule 13D/A is hereby incorporated herein.  The Issuer may grant restricted units, phantom units or options to employees and directors of the Issuer and its affiliates pursuant to a long term incentive plan adopted by the general partner of the general partner of the Issuer.  The Issuer may acquire Common Units to issue pursuant to such long term incentive plan on the open market, directly from the Issuer, from other reporting persons, or otherwise.  In addition, the proposal described above contemplates the acquisition of additional Issuer securities.

(b)	None, except as contemplated by the proposal described above.

(c)	None, except as contemplated by the proposal described above.

(d)	None, except as contemplated by the proposal described above.

(e)
Eagle Rock Energy G&P, LLC, as the general partner of the general partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future.  In addition, the proposal described above contemplates such changes.

(f)	None, except as contemplated by the proposal described above.

(g)	None, except as contemplated by the proposal described above.

(h)	None, except as contemplated by the proposal described above.

(i)	None, except as contemplated by the proposal described above.

(j)
Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D/A, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of this Schedule 13D/A.  The Reporting Persons may change their plans or proposals in the future.  In determining from time to time whether to sell the Common Units or additional Issuer securities reported as beneficially owned in this Schedule 13D/A (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons.  The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

This Item 5 shall be deemed to amend and restate Item 5 in its entirety:

The percent of class provided for each reporting person below is based on 55,215,112 Common Units outstanding, which is the total number of common units outstanding as of August 3, 2009 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, as filed with the Securities and Exchange Commission on August 10, 2009.

(a)-(b) (i)
Holdings is the sole record owner of, and has the sole power to vote and dispose of 2,338,419 Common Units (4.2%). Holdings is also the sole record owner of 20,691,495 Subordinated Units, which are convertible into an equal number of Common Units.

(ii)
GP LLC does not directly own any Common Units.  Because GP LLC is the general partner of Holdings, GP LLC may be deemed to possess sole voting and dispositive powers with respect to the securities held by Holdings, which include 2,338,419 Common Units (4.2%) and 20,691,495 Subordinated Units.

(iii)	Montierra is the sole record owner of, and has the sole power to vote and dispose of, 2,868,556 Common Units (5.2%).

(iv)
Montierra Management is the sole record owner of, and has the sole power to vote and dispose of, 28,491 Common Units (0.05%).  Because Montierra Management is the general partner of Montierra, Montierra Management may be deemed to possess sole voting and dispositive powers with respect to the 2,868,556 Common Units (5.2%) held by Montierra.

(v)
NGP VII is the sole record owner of, and has the sole power to vote and dispose of, 1,701,497 Common Units (3.1%). NGP VIII is the sole record owner of, and has the sole power to vote and dispose of, 1,763,206 Common Units (3.2%).  NGP VII and NGP VIII collectively own a 98.11% LP interest in Holdings and a 96.169% LP interest in Montierra.  Because NGP VII owns 100% of NGP Income Management, which serves as the general partner of both NGP-VII Income Co-Investment and NGP 2004, NGP VII may be deemed to beneficially own all of the 3,609,877 Common Units (6.5%) held by NGP 2004 and NGP-VII Income Co-Investment.

(vi)
NGP Income Management does not own any Common Units directly.  Because NGP Income Management is the general partner of both NGP-VII Income Co-Investment and NGP 2004, NGP Income Management may be deemed to possess sole voting and dispositive powers with respect to the 3,609,877 Common Units (6.5%) held by NGP 2004 and NGP-VII Income Co-Investment.

(vii)	NGP-VII Income Co-Investment is the sole record owner of, and has the sole power to vote and dispose of, 109,741 Common Units (0.2%).

(viii)	NGP 2004 is the sole record owner of, and has the sole power to vote and dispose of, 3,500,136 Common Units (6.3%).

(ix)
Kenneth A. Hersh does not directly own any Common Units.  Kenneth A. Hersh is a member of the board of managers of GP LLC, the general partner of Holdings.  He is also an Authorized Member of the ultimate general partners of NGP VII and NGP VIII.  Thus, Mr. Hersh may be deemed to possess shared voting and dispositive powers with respect to all of the Common Units reported in this Schedule 13D/A.

The above Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owners of the reported securities for purposes of Section 16 or for any other purpose.

(c)        There have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of Common Units being reported in this Schedule 13D/A.

(d)        No person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units being reported in this Schedule 13D/A.

(e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This Item 6 shall be deemed to amend and restate Item 6 in its entirety:

Subject to the terms and conditions of the First Amended and Restated Agreement of Limited Partnership of the Issuer, as amended (the “Issuer Partnership Agreement”), the general partner of the Issuer and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any limited partner units that they hold.  The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.  Pursuant to the terms of the Issuer Partnership Agreement, each Subordinated Unit will convert into one Common Unit at the end of the subordination period.  Unless earlier terminated pursuant to the terms of the Issuer Partnership Agreement, the subordination period will extend until the date two business days after the Issuer meets the financial tests set forth in the Issuer Partnership Agreement. Depending on the matter subject to a vote, the Subordinated Units vote either as a separate class from the Common Units or as part of a single class with the Common Units.

The Issuer Partnership Agreement additionally contains various provisions with respect to the Common Units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.

Subject to the terms and conditions of the Registration Rights Agreement between the Issuer and NGP-VII Income Co-Investment, within 90 days of April 30, 2007, the Issuer is required to register for resale under the Securities Act of 1933 and applicable state securities laws any Common Units held by NGP-VII Income Co-Investment.  Additionally, NGP-VII Income Co-Investment has the right to include Common Units in any offering by the Issuer.  The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Subject to the terms and conditions of the Registration Rights Agreement between the Issuer and Montierra, at Montierra’s request, the Issuer is required to register for resale under the Securities Act of 1933 and applicable state securities laws any Common Units held by Montierra.  Additionally, Montierra has the right to include Common Units in any offering by the Issuer.  The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Item 7. Material to be filed as Exhibits.

Item 7 is hereby amended and restated to include Exhibit E:

Exhibit A	Joint Filing Agreement (filed as Exhibit A to Amendment No. 2 to this Schedule 13D/A on May 4, 2007).

Exhibit B	First Amended and Restated Limited Partnership Agreement of Eagle Rock Energy Partners, L.P. (filed as Exhibit 10.1 to the Issuer’s form 8-K filed October 31, 2006).

Exhibit C	Registration Rights Agreement between the Issuer and NGP-VII Income Co-Investment (filed as Exhibit C to Amendment No. 2 to this Schedule 13D/A on May 4, 2007).

Exhibit D	Registration Rights Agreement between the Issuer and Montierra (filed as Exhibit D to Amendment No. 2 to this Schedule 13D/A on May 4, 2007).

Exhibit E	Letter from NGP to the Board of Directors of G&P LLC, dated September 17, 2009.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: September 17, 2009

EAGLE ROCK HOLDINGS, L.P.

By its general partner,
Eagle Rock GP, L.L.C.

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Manager

EAGLE ROCK GP, L.L.C.

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Manager

MONTIERRA MINERALS & PRODUCTION, L.P.

By its general partner,
Montierra Management LLC

By:	/s/ Joseph A. Mills
Joseph A. Mills
Chief Executive Officer

MONTIERRA MANAGEMENT LLC

By:	/s/ Joseph A. Mills
Joseph A. Mills
Chief Executive Officer

NATURAL GAS PARTNERS VII, L.P.

By its general partner,
G.F.W. Energy VII, L.P.

By its general partner,
GFW VII, L.L.C.

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

NATURAL GAS PARTNERS VIII, L.P.

By its general partner,
G.F.W. Energy VIII, L.P.

By its general partner,
GFW VIII, L.L.C.

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

NGP INCOME MANAGEMENT L.L.C.

By:	/s/ Tony R. Weber
Tony R. Weber
President

NGP-VII INCOME CO-INVESTMENT OPPORTUNITIES, L.P.

By its general partner,
NGP Income Management L.L.C.

By:	/s/ Tony R. Weber
Tony R. Weber
President

NGP 2004 CO-INVESTMENT INCOME, L.P.

By its general partner,
NGP Income Management L.L.C.

By:	/s/ Tony R. Weber
Tony R. Weber
President

/s/ Kenneth A. Hersh
Kenneth A. Hersh

SCHEDULE A

This Schedule 13D/A is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to a Joint Filing Agreement, dated May 3, 2007 in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934:

1.	Eagle Rock Holdings, L.P., a Texas limited partnership (“Holdings”);

2.	Eagle Rock GP, L.L.C., a Texas limited liability company, and the general partner of Holdings (“GP LLC”);

3.	Montierra Minerals & Production, LP, a Texas limited partnership (“Montierra”);

4.	Montierra Management LLC, a Texas limited liability company and the general partner of Montierra (“Montierra Management”);

5.	Natural Gas Partners VII, L.P., a Delaware limited partnership (“NGP VII”);

6.	Natural Gas Partners VIII, L.P., a Delaware limited partnership (“NGP VIII”);

7.	NGP-VII Income Co-Investment Opportunities, L.P., a Delaware limited partnership (“NGP-VII Income Co-Investment”);

8.	NGP 2004 Co-Investment Income, L.P., a Texas limited partnership (“NGP 2004”);

9.	NGP Income Management, L.L.C., a Texas limited liability company, and the general partner of NGP-VII Income Co-Investment and NGP 2004 (“NGP Income Management”); and

10.	Kenneth A. Hersh, a citizen of the United States of America.

The Reporting Persons share voting power for certain reported securities due to ownership, governing control or other relationships as described below.

•
Kenneth A. Hersh is a manager of GP LLC, the general partner of Holdings.  Mr. Hersh is also an authorized member of the ultimate general partners of NGP VII and NGP VIII, and thus may be deemed to beneficially own all the securities deemed to be beneficially owned by NGP VII and NGP VIII.

•
NGP VII owns 100% of NGP Income Management which serves as the general partner of both NGP-VII Income Co-Investment and NGP 2004.  Thus, NGP VII may be deemed to beneficially own all of the reported securities of NGP-VII Income Co-Investment and NGP 2004.

•
NGP VII appoints three managers on the board of GP LLC, which serves as the general partner of Holdings, and  NGP VIII owns 60.5% of the membership interests of GP LLC.  Thus, both NGP VII and NGP VIII may be deemed to beneficially own all of the reported securities of Holdings.

•	GP LLC is the general partner of Holdings, and may be deemed to beneficially own all of the reported securities of Holdings.

•
NGP VII owns a 97.561% membership interest in Montierra Management, which serves as the general partner of Montierra, and appoints three managers on the board of Montierra Management.  Thus, NGP VII may be deemed to beneficially own all of the reported securities of both Montierra Management and Montierra.

•	Montierra Management is the general partner of Montierra, and may be deemed to beneficially own all of the reported securities of Montierra.

The above Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owners of the reported securities for purposes of Section 16 or for any other purpose.

SCHEDULE B

The following individuals are members of the board of managers of Eagle Rock GP, LLC: Kenneth A. Hersh, Joseph A. Mills, John Weinzierl, William Quinn and Alfredo Garcia. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States, except for Mr. Garcia who is a United States resident and a citizen of Mexico. The business address of such individuals is c/o Eagle Rock GP, LLC, 16701 Greenspoint Park Drive, Suite 200, Houston, Texas 77060.

The following individuals are members of the board of managers and officers of Montierra Management: Joseph A. Mills, Kenneth A. Hersh, Tony R. Weber and Christopher Ray. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and a resident of the United States. The business address of such individuals is 24 Greenway Plaza, Suite 450, Houston, Texas 77046.

The following individuals are members of the Authorized Members of GFW VII, L.L.C., the sole member of G.F.W. Energy VII, L.P., the general partner of NGP VII: Kenneth A. Hersh and David R. Albin. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o. Natural Gas Partners VII, L.P., 125 E. John Carpenter Fwy., Suite 600, Irving, Texas 75062.

The following individuals are members of the Authorized Members of GFW VIII, L.L.C., the sole member of G.F.W. Energy VIII, L.P., the general partner of NGP VIII: Kenneth A. Hersh, John Weinzierl and David R. Albin. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o. Natural Gas Partners VIII, L.P., 125 E. John Carpenter Fwy., Suite 600, Irving, Texas 75062.

The following individuals are the officers of NGP Income Management: Tony R. Weber, Kenneth A. Hersh, David R. Albin, John Foster, Richard Covington, Laura Futrell and Christopher Ray. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o. Natural Gas Partners VIII, L.P., 125 E. John Carpenter Fwy., Suite 600, Irving, Texas 75062.

Exhibit Index

Exhibit A	Joint Filing Agreement (filed as Exhibit A to Amendment No. 2 to this Schedule 13D/A on May 4, 2007).

Exhibit B	First Amended and Restated Limited Partnership Agreement of Eagle Rock Energy Partners, L.P. (filed as Exhibit 10.1 to the Issuer’s form 8-K filed October 31, 2006).

Exhibit C	Registration Rights Agreement between the Issuer and NGP-VII Income Co-Investment (filed as Exhibit C to Amendment No. 2 to this Schedule 13D/A on May 4, 2007).

Exhibit D	Registration Rights Agreement between the Issuer and Montierra (filed as Exhibit D to Amendment No. 2 to this Schedule 13D/A on May 4, 2007).

Exhibit E	Letter from NGP to the Board of Directors of G&P LLC, dated September 17, 2009.

Exhibit E

September 17, 2009

Board of Directors
Eagle Rock Energy G&P, L.L.C.
as the ultimate general partner of Eagle Rock Energy Partners, L.P.
16701 Greenspoint Park Drive, Suite 200
Houston, Texas 77060

Members of the Board of Directors:

Natural Gas Partners VII, L.P. (“NGP7”) and Natural Gas Partners VIII, L.P. (“NGP8”), together for themselves and on behalf of certain controlled affiliates including Eagle Rock Holdings, L.P. (“ERH”) and co-investors, are for convenience collectively referred to in this letter as “NGP.”

NGP hereby proposes a combination of transactions with the goal of Eagle Rock Energy Partners, L.P.  (the “Issuer”):  (1) reducing its indebtedness, (2) improving its liquidity and capital position, (3) simplifying its structure, and (4) enhancing its ability to endure adverse macroeconomic and industry factors in the event they persist or worsen.

The Issuer has previously disclosed publicly (including in its 10-Q and 8-K filings) its goal of reducing outstanding indebtedness and the influence that factors - such as commodity prices, drilling activity, capital availability, potential acquisitions, and borrowing base determinations - will have on the Issuer’s ability to achieve that goal.  NGP is of the view that the Issuer currently should obtain comprehensive financing and restructuring that provides additional equity capital and stability.  Consequently, NGP believes that its back-stop for an equity rights offering and public equity offering, as well as the related Transactions outlined in the term sheet, present the best strategic alternative currently available to the Issuer to maximize unit-holder value.

This proposal is outlined in more detail in the attached term sheet (please see Attachment A hereto, the “Term Sheet”).  The transactions outlined in the Term Sheet, which if agreed to by the Issuer will be more particularly set forth in definitive agreements (collectively, the “Transactions”), consist primarily of:

(a)	an equity rights offering;
(b)	NGP equity investment commitments to support a portion of the rights offering and below public offering;
(c)	NGP’s commitment to purchase royalty and mineral assets, subject to a go-shop process and period;
(d)	a public equity offering by the Issuer;
(e)	transfer by ERH to the Issuer of:
-	49% of Eagle Rock Energy G&P, L.L.C. (“G&P LLC”, which is the general partner of the Issuer’s general partner), and
-	100% of the outstanding subordinated units of the Issuer;
(f)	an option in favor of the Issuer to later acquire:
-	the remaining 51% of G&P LLC, and
-
all of the outstanding limited partner interests of the Issuer’s general partner (Eagle Rock Energy GP, L.P. (“ERGP”))  and all incentive distribution rights held by ERGP, and upon exercise of such option,  the Issuer would partially reconstitute the Board of Directors of G&P LLC; and

(g)
a payment by the Issuer to NGP of a cash fee (subject to most of this fee being callable by the Issuer for reinvestment as part of the public equity offering back-stop commitment provided in the Term Sheet) as consideration for NGP’s participation in the foregoing.

NGP expects that the Issuer’s senior management team and valuable employee base would remain in place, and NGP proposes some new equity incentives to management as part of the proposed Transactions.

As the founding sponsor and controlling stakeholder of the Issuer, NGP believes that it is well-positioned to negotiate and complete the proposed Transactions in an expedited manner with a high degree of closing certainty.  NGP will not require debt financing to consummate the Transactions, and NGP’s obligations regarding the closings will not be conditioned on obtaining financing.  NGP does not anticipate that any regulatory approvals will be impediments to the closings.  As further mentioned in the Term Sheet, closing of the Transactions will be conditioned on customary conditions for transactions of this type.  We are prepared to work toward definitive agreements that reflect this proposal.

NGP expects that the Issuer will ask the conflicts committee of the board of directors to evaluate this proposal.  The Term Sheet reflects that the Transactions will be subject to the approval of a majority of the disinterested public unit-holders of the Issuer.  NGP supports the referral of this proposal to the conflicts committee and supports engagement of financial and legal advisors by the conflicts committee to assist the committee in evaluating the Transactions.  NGP welcomes the opportunity to present this proposal to the conflicts committee and its advisors as soon as possible.

NGP expects to make appropriate filings on Schedule 13D disclosing this proposal with respect to the Issuer promptly after delivery of this letter and its Term Sheet.

This proposal is non-binding, and thus no agreement, arrangement or understanding between the parties with respect to this proposal or any other transaction shall be created until such time as mutually satisfactory definitive documentation is executed and delivered.

NGP and our counsel look forward to working with the Issuer, the conflicts committee and their advisors toward completing mutually acceptable Transactions that are attractive to the Issuer’s public unit-holders.  If you have any questions, please contact me.

NATURAL GAS PARTNERS VII, L.P.		NATURAL GAS PARTNERS VIII, L.P.
By:	G.F.W. Energy VII, L.P., its general partner	By:	G.F.W. Energy VIII, L.P., its general partner
By:	GFW VII, L.L.C., its general partner	By:	GFW VIII, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh	By:	/s/ Kenneth A. Hersh
	Kenneth A. Hersh		Kenneth A. Hersh
	Authorized Member		Authorized Member

Attachment A to NGP Letter
PRELIMINARY TERM SHEET

draft date September 17, 2009

This Preliminary Term Sheet is intended as an outline only and does not purport to summarize all of the conditions, covenants, representations, warranties and other provisions which would be contained in definitive legal documentation for the transactions contemplated hereby.

Parties:

Issuer:	Eagle Rock Energy Partners, L.P. (the “Issuer”).

ERH:	Eagle Rock Holdings, L.P. (“ERH”), which wholly-owns G&P LLC and the limited partnership interests of ERGP

NGP:	Natural Gas Partners VII, VIII and/or IX, L.P. and certain affiliates (which may include ERH) and co-investors (collectively, “NGP”)

ERGP:	Eagle Rock Energy GP, L.P. (“ERGP”), which is the general partner of the Issuer

G&P LLC:	Eagle Rock Energy G&P, L.L.C. (“G&P LLC”), which is the general partner of ERGP

Transactions:
A combination of transactions consisting primarily of (a) a rights offering; (b) NGP equity investment commitments to support the rights offering and below public equity offering; (c) NGP’s commitment to purchase royalty and mineral assets, subject to a go-shop right of the Issuer; (d) a public equity offering by the Issuer; (e) transfer by ERH to the Issuer of 49% of G&P LLC and the outstanding subordinated units of the Issuer; (f) an option in favor of the Issuer to acquire the Issuer’s outstanding general partner units and incentive distribution rights (by acquiring ERGP) and the remaining equity of G&P LLC and at such future time, if any, partially reconstitute the Board of Directors of G&P LLC; and (g) a payment by the Issuer to NGP of a cash fee (subject to being callable by the Issuer for reinvestment as provided below) as consideration for NGP’s participation in the foregoing, all as substantially outlined in this Term Sheet and as to be more particularly set forth in the Definitive Agreements described below (collectively, the “Transactions”)

RIGHTS OFFERING:
On or as soon as practicable following the Approval Date, the Issuer will make a rights offering, completed no later than the 30th day following the Approval Date (defined below), by distributing to the Issuer’s existing unit holders 0.35 rights per common unit outstanding.  Each right would be detachable, and each whole right would entitle the holder to purchase a newly-issued common unit of the Issuer for $2.50 no later than the 21st day following issuance of the rights (the “Exercise Period”).  In light of the Issuer being prohibited from issuing fractional units, each holder would be eligible to exercise for a number of units that is rounded-down to the nearest whole common unit.

1

In addition, together with each common unit that is issued on account of rights properly exercised in the Rights Offering, (including in the oversubscription round(s) described immediately below), the Issuer will issue a detachable warrant entitling the holder to purchase, during the 2-year period following issuance, a common unit at an exercise price of $6 (the “Warrants”).  The Warrants (and underlying common units issuable upon exercise of the Warrants) would be registered (or have registration rights) as provided below in a manner that makes them publicly-tradeable.

Each subscriber will also have oversubscription privileges (permitting such subscriber to increase its participation by purchasing, at $2.50 per unit, any common units not subscribed to by other rights holders as of the close of the Exercise Period) subject to a pro-rata allotment among such participating subscribers of the common units available for purchase.  The rights (and underlying common units issuable upon exercise of the rights)  would be registered in a manner that makes them publicly-tradeable.

NGP would exercise, and cause to be exercised, all of the rights received on account of approximately 8,700,169 aggregate common units currently owned by ERH, Natural Gas Partners VII, L.P., Natural Gas Partners VIII, L.P., and Montierra Minerals & Production, L.P. and its general partner Montierra Management, LLC.  Such entities’ participation in the Rights Offering would provide a cash investment of approximately $7,612,648, which equals 8,700,169 units x .35 rights per unit x $2.50 exercise price.

Equity Offering:
Issuer will use its best efforts to register and complete a public offering of no more than $105 million of common units at a per-unit price to the public of not less than $3.10 (the “Public Equity Offering”), to be marketed and then completed, if at all, no later than 3 months following the Approval Date.  The Issuer’s Pricing Committee for the Public Equity Offering will not include representatives of NGP.

NGP CALLABLE
INVESTMENT
COMMITMENT:
NGP agrees to act as a standby purchaser of common units to the extent, if any, that the aggregate amounts raised in the Public Equity Offering fall short of $105 million, with NGP’s such investment obligations not to exceed $73,887,352 (which is calculated by $50,000,000, plus NGP’s $31,500,000 cash Transaction Fee which can be called back for reinvestment per below, minus the $7,612,648 rights offering commitment above) at a price equal to $3.10 per unit (up to 23,834,630 newly-issued common units to NGP), to be called at the Issuer’s election and issued either (i) as part of the Public Equity Offering, or (ii) in a private placement under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) or pursuant to another available exemption under the Securities Act no later than 3 months following the Approval Date (the “Callable Standby Commitment”).

2

Acquisition of
Royalty and Mineral
Interests:

Purchase:
On the Approval Date, NGP would be obligated to purchase (and the Issuer would be obligated to sell) all of Issuer’s royalty and mineral assets (the “R&M Assets”) for $135 million cash pursuant to a mutually-agreed asset purchase agreement having as its effective date the Approval Date (the “R&M Asset Purchase Agreement”).  The closing date of the sale of the R&M Assets to NGP would be agreed to in the R&M Asset Purchase Agreement, but would not occur prior to the end of the Marketing Period (defined below) or later than 30 days after the end of the Marketing Period.

Go-Shop
Period:
For 60 days following the Approval Date (the “Marketing Period”), the Issuer will have the right to enter into a purchase and sale agreement (that does not have any financing conditions or other buyer right or excuse not to close related to financing or available funds) for the sale of the R&M Assets to a third party for a cash price in excess of $135 million for the R&M Assets, in which case the Issuer may cancel the sale of the R&M Assets to NGP if the Issuer closes the sale of the R&M Assets to such third party within 40 days after expiration of the Marketing Period.

Acquisition of
49% of G&P LLC and
Sub-Units
NGP would cause ERH to assign to the Issuer 49% of the issued and outstanding LLC interests of G&P LLC and 20,691,495 subordinated units of the Issuer (the “Sub Units”) on the date that the Transaction Fee is paid.

Option to Acquire
IDRs and GP Units:
ERH will, and shall cause ERGP to, give the Issuer the option (the “GP Option”, which would be exercisable at the election of the disinterested board members of G&P LLC) for 1 year following the Approval Date to acquire all the issued and outstanding equity interests of ERGP (which owns 844,551 general partner units of the Issuer (the “GP Units”) and all incentive distribution rights associated with the Issuer (the “IDRs”)), as well as the remaining 51% of the issued and outstanding LLC interests of G&P LLC, for an exercise price of the issuance of an additional 1,000,000 common units of the Issuer (the “Exchanged Common Units”).  The Exchanged Common Units will be issued in a private placement under Section 4(2) of the Securities Act or pursuant to another available exemption under the Securities Act.

3

BOARD AND
GOVERNANCE
CHANGES:
Upon future exercise, if any, of the GP Option, the Issuer (as sole owner of G&P LLC) will reconstitute the board of G&P LLC to include 2 new additional independent directors so that such reconstituted board shall have 9 directors, comprised of 5 independent members nominated by the Board (or, if otherwise required by law or regulation, by the other independent directors or by the Issuer’s unitholders) and elected by the voting unit holders, 1 member nominated and elected by Issuer senior management, and 3 nominated and elected by ERH (the “Board Changes”).

Approvals/Amendments:
In connection with the Transactions, the Issuer will schedule a special meeting of its unit holders (the “Unitholder Meeting”) at which the Issuer will seek approval from the holders of its units as described below under “Conditions to Closing.”  Such sought approvals will include the Issuer being entitled in the future to do the following in connection with its timely and otherwise valid exercise, if any, of the GP Option (the “Approvals”):

(i)	the issuance of the Exchanged Common Units in exchange for the equity of ERGP and G&P LLC not already owned; and

(ii)
amendments to the Issuer’s partnership agreement eliminating the Issuer’s Minimum Quarterly Distribution, and all continued accrual of distribution arrearages, and implementing the Board Changes, from and after the date of exercise, if any, of the GP Option.

The Issuer will agree not to commence either the Rights Offering or Public Equity Offering unless and until the unit holders approve the Approvals (such date of approval, the “Approval Date”).

The Issuer will be obligated to reimburse ERH, NGP, G&P LLC, and ERGP for all of their fees and expenses incurred in connection with the Transactions regardless of whether or not the Issuer’s unit holders vote in favor of the Approvals.

4

NGP Consideration:
As consideration for NGP’s actual and contingent commitments, obligations, undertakings, and participation in connection with the Transactions, on the Approval Date NGP will earn a cash transaction fee of $31.5 million(the “Transaction Fee”) and a cash advisory fee of $5 million (the “Advisory Fee”).

The Issuer will pay NGP such $31.5 million cash Transaction Fee no later than the completion of the Rights Offering.  Over and above NGP’s participation in the Rights Offering and as part of its Callable Standby Commitment obligations as provided above, the Issuer can require NGP to invest its proceeds of such $31.5 million cash Transaction Fee in the Issuer by purchasing common units, for $3.10 per unit, either (i) as part of the Public Equity Offering, or (ii) in a private placement under Section 4(2) of the Securities Act or pursuant to another available exemption under the Securities Act no later than 3 months following the Approval Date.

The $5 million cash Advisory Fee will be paid to NGP upon the closing of the sale (to any party including NGP) of the R&M Assets.

Closing:	The closing (the “Closing”) of the Transactions shall occur as provided herein and otherwise as soon as reasonably practical following the Approval Date.

Definitive
Agreements:
The matters set forth herein are contingent on the satisfaction of certain conditions, including, without limitation, approval of the Issuer’s conflicts committee of G&P LLC, the satisfactory completion of the negotiation, execution, and delivery of definitive agreements among the Parties setting forth in detail the terms, provisions, and conditions for the Transactions (the “Definitive Agreements”), including without limitation, an agreement evidencing NGP’s agreement to purchase units as provided herein and the R&M Asset Purchase Agreement, both of which shall contain customary representations, conditions and covenants.  Such agreements shall expressly state that closings thereunder shall be contingent on the unit holders of the Issuer approving the Transactions and the Approvals at the Unitholder Meeting.  The Definitive Agreements shall state that Issuer shall reimburse ERH, ERGP, G&P LLC, and NGP at the Closing for its costs and expenses incurred in connection with the Transactions.

Use of Proceeds:
Proceeds from the Rights Offering, the Public Equity Offering if any, NGP’s Callable Standby Commitment (including the reinvestment of NGP’s cash Transaction Fee) if any, and the sale of the R&M Assets will be used by Issuer (i) to pay down existing debt of the Issuer, and (ii) for other general corporate purposes.

5

Management Options:
NGP will support (and to the extent necessary and permitted, vote its units in favor of) the establishment, effective only following the Approval Date and at the closing of the Transactions, of options (or rights or other forms of grants) to management to acquire 8 million common units of the Issuer (the “New Incentives”).  5 million of the New Incentives would have an exercise price of $3.10 and a 10 year term, and all New Incentives would have vesting attributes to be determined by the board of G&P LLC (and/or its compensation committee, as applicable) including taking into account certain applicable tax implications.

Registration Rights:
The Issuer will ensure that, if the GP Option is exercised, NGP and ERH and their affiliates and distributees will have registration rights for two years thereafter equivalent to those NGP and ERH would have had during such period had the GP Option not been exercised.

Sequencing:	NGP anticipates that the following steps shall be taken in the following order:

•	As soon as reasonably practical, the Parties will negotiate and enter into the Definitive Agreements;

•	The Issuer will file with the SEC a proxy statement for the Unitholder Meeting;

•	When SEC review (if any) is complete, the Issuer will mail the proxy statement to its unit holders and convene the Unitholder Meeting; and

•	After the Approval Date, the parties will carry out the Transactions, subject to the below conditions.

Conditions to Closing:
All aspects of the Transactions, including any and all of NGP’s obligations to consummate its roles therein, will be conditioned on the satisfaction of customary conditions for a transaction of this nature, including:

•
Approval by a majority of the Issuer’s outstanding disinterested common units (e.g., not beneficially owned by NGP and other insiders) of (i) the New Incentives, (ii) the Public Equity Offering, NGP Callable Standby Commitment, and Rights Offering, (iii) the Approvals, and (iv) the payment to NGP of the $31.5 million cash Transaction Fee and the reinvestment, if applicable, of such fee as provided above (the date of such approvals is the “Approval Date”);

•	Completion of the Definitive Agreements to the reasonable satisfaction of the Issuer, ERH, and NGP;

6

•
Prior to the Approval Date, the average of the Issuer’s common unit closing prices on Nasdaq for the immediately preceding 10 consecutive trading days shall as of no day (prior to the Approval Date) be less than $2.00 (however, the R&M Asset Purchase Agreement will remain enforceable for 90 days following NGP invoking this condition failure in termination of the other Transactions, with the effective date of the R&M Asset Purchase Agreement then becoming such termination date);

•	The absence of a material adverse change (to be specified) in the Issuer and its operations prior to the Approval Date or any other applicable date set forth in the Definitive Agreements;

•	No material consents (governmental or otherwise) required to consummate any of the Transactions; and

•	Other customary conditions to closing.

This Term Sheet summarizes the principal terms with respect to the Transactions, subject to formal documentation and approvals.  This Term Sheet (i) should be viewed as an indication of interest only regarding the Transactions on the general terms and conditions outlined herein and (ii) does not create a binding obligation among the Parties.

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